Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD September 01	YTD September 02	YTD September 01	YTD September 02

Cash received from customers	380,464	233,854	547.4	312.3
Financial income received	7,172	3,661	10.3	4.9
Dividends and other distributions	47	435	0.1	0.6
Other incomes	587	832	0.8	1.1
Payments to suppliers and employees	(354,335)	(204,673)	(509.8)	(273.4)
Interests paid	(19,086)	(14,402)	(27.5)	(19.2)
Income taxes paid	(3,221)	(647)	(4.6)	(0.9)
Other expenses	(2,341)	(550)	(3.4)	(0.7)
Added Value Tax and others	(11,423)	(11,648)	(16.4)	(15.6)
Net cash flow from operating activities	(2,135)	6,862	(3.1)	9.2

Sale of Property, Plant and Equipment	121	633	0.2	0.8
Sale of permanent investments	12,505	-	18.0	-
Sale of other investments	-	-	-	-
Other proceeds from investments	1,541	273	2.2	0.4
Acquisition of fixed assets	(7,135)	(5,702)	(10.3)	(7.6)
Permanent investments	(7,099)	-	(10.2)	-
Other disbursements	(98)	-	(0.1)	-
Net cash flow used in investing activities	(165)	(4,796)	(0.2)	(6.4)

Issuance of shares	-	134	-	0.2
Loans obtained	105,157	50,732	151.3	67.8
Registered loans from related companies	-	-	-	-
Other financing sources	24,665	-	35.5	-
Dividends paid	(204)	(23)	(0.3)	(0.0)
Repayments of bank borrowings	(127,165)	(48,849)	(183.0)	(65.2)
Repayments of bonds	(1,407)	(1,495)	(2.0)	(2.0)
Payment of expenses related to shares issuance	-	(4)	-	(0.0)
Others	(335)	-	(0.5)	-
Net cash flow provided by financing activities	711	494	1.0	0.7

Net cash flow for the period	(1,590)	2,560	(2.3)	3.4

Effect of price-level restatements on cash and cash equivalents	(1,055)	(1,241)	(1.5)	(1.7)

Net increase in cash and cash equivalents	(2,644)	1,320	(3.8)	1.8

Cash and cash equivalents at the beginning of year	8,801	4,504	12.7	6.0

Cash and cash equivalents at end of the period	6,157	5,824	8.9	7.8

_____________________
1 Exchange rate on September 2002 US$1.00 = 748.73
Exchange rate on September 2001 US$1.00 = 695.02

Última actualización 11/14/02
Por Marisol Fernández León